EXHIBIT B

                              LETTER OF INTENT

February 25, 1999

The Holders of Series A Preferred Stock set forth on Schedule I hereto

Dimensional Fund Advisors, Inc.
1299 Ocean Avenue, 12th Floor
Santa Monica, California  90401
     Attention:  Mr. Lawrence Fleischman

National Electrical Benefit Fund
1125 15th Street, N.W.
Washington, D.C.  20005
     Attention:  Mr. William Tull, Advisor

Re:  Proposed Restructuring

Ladies and Gentlemen:

This letter, upon your execution and return, will confirm our Agreement in Principle regarding the proposed restructuring (the "Restructuring") of Ramtron International Corporation (the "Company") in respect of (i) the Company's outstanding Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), (ii) the Company's obligations under those certain Stock Purchase Agreements (the "DFA Contracts") dated as of December 23, 1997 by and between the Company and certain persons (each a "DFA Advised Entity") advised by Dimensional Fund Advisors, Inc. ("DFA"), and
(iii) the $7,000,000 loan (the "NEBF Credit Facility") to the Company from the National Electrical Benefit Fund (the "NEBF").

References herein to dollar amounts and to shares (whether common or preferred) are based on the Company's current authorized and outstanding capital, and would be adjusted for any share authorizations or stock splits necessary to effect the Restructuring.

1. SERIES A PREFERRED STOCK. On the terms and subject to the conditions set forth herein, as soon as practicable after the receipt of the approvals of the Board of Directors of the Company and the stockholders of the Company, including the holders of the Series A Preferred Stock, referred to in Paragraph 5, the Company will amend the terms of the Series A Preferred Stock so that, as amended, the Series A Preferred Stock will have only such rights, preferences and privileges set forth on Exhibit A hereto (as so amended, the "New Preferred Stock"). As set forth in Exhibit A hereto, the New Preferred Stock will offer the holders thereof the options set forth in subparagraphs
(a)-(c) below, as such holder may elect. All references herein to the Series A Preferred Stock or the New Preferred Stock shall be deemed to include all rights to dividends or other distributions in respect of such Series A Preferred Stock or the New Preferred Stock.

                                 Page B-1

    (a) OPTION 1 - CASH. The New Preferred Stock shall be exchangeable at the option of the holder thereof at any time prior to the date which is ten days after the Closing Date (as defined in Paragraph 5 below) for cash in amount equal to 50% of the face value of the New Preferred Stock plus all accrued but unpaid dividends on the Series A Preferred Stock, up to an aggregate amount of $6.4 million face value and accrued and unpaid dividends. If, in the judgment of the Board of Directors of the Company, the Company's financial condition and results of operations permit the Company to permit the exchange for cash of more than $6.4 million face value (plus accrued dividends) of the New Preferred Stock, the terms of the New Preferred Stock will permit the exchange for cash of up to $8.0 million face value (plus accrued and unpaid dividends) of the New Preferred Stock. To the extent that holders of Series A Preferred Stock desire to exchange in the aggregate a greater face value (plus accrued and unpaid dividends) of the New Preferred Stock than is permitted under the terms of the New Preferred Stock, New Preferred Stock will be accepted for exchange by the Company for cash on a pro rata basis based upon the aggregate face value (plus accrued and unpaid dividends) of the New Preferred Stock tendered for exchange.

    (b) OPTION 2 - COMMON STOCK. The New Preferred Stock shall be exchangeable at the option of the holder thereof at any time prior to the date which is ten days after the Closing Date for shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock") at an exchange ratio of $.75 face value of New Preferred Stock per share of Common Stock plus dividends accruing to the date that the Common Stock becomes freely tradable in accordance with the provisions of the following sentence. The Company will register with the Securities and Exchange Commission (the "SEC") such shares of Common Stock issuable for resale by the holders thereof on SEC Form S-3 (or other applicable form) to be filed within ten days after the Closing Date and made effective within not more than 120 days thereafter, subject to extension if satisfaction of SEC review, if any, requires additional time (such date of effect being the "Registration Date").

    (c) OPTION 3 - NEW PREFERRED STOCK. The holders of the New Preferred Stock may elect to retain their New Preferred Stock to the extent not exchanged for cash and/or Common Stock pursuant to Option 1 and Option 2 within ten (10) days after the Closing Date. Holders of the Series A Preferred Stock who do not elect any of Option 1, Option 2 or Option 3 shall be deemed to have elected Option 3 within ten (10) days after the Closing Date. The New Preferred Stock shall be convertible into shares of Common Stock and will have such other terms and conditions as set forth on Exhibit A hereto. The Company will register the shares of Common Stock into which the New Preferred Stock is convertible for resale by the holders on SEC Form S-3 (or other applicable form) to be filed ten days after the Closing Date and made effective on the Registration Date.

                                 Page B-2

In the event that a registration statement is not effective within 130 days following the Closing with respect to Options 2 and 3, the New Preferred Stock shall accrue dividends from and after the end of such 130 day period at a rate of 18% per annum, until such time as the registration statement is declared effective.

2. DFA CONTRACTS. The Company and DFA will agree that, effective on the Closing Date, the DFA Contracts will be terminated and in consideration thereof the Company shall execute and issue to each DFA Advised Entity unsecured promissory notes in the aggregate principal amount of $3,223,712, being the amount of cash currently due under the DFA Contracts (the "Note"). The Note will bear interest at a rate of 8% per annum, will be convertible into Common Stock at a conversion rate of one share of Common Stock for each $1.00 principal amount of the Note and shall mature and become due and payable on the first anniversary of the Closing. DFA and the Company will agree to amend the DFA Contracts to provide that the maximum amount of Common Stock that may be held by DFA and the DFA Advised Entities will be increased from 4.99% to 9.99% of the outstanding shares of Common Stock and the Note will provide that the Company may, at its option, substitute fully registered and tradable Common Stock at the then prevailing market price, for cash in repayment of the principal and interest payable on the Note prior to its maturity, up to the 9.99% maximum.

3. NEBF CREDIT FACILITY. The Company and the NEBF will agree to extend the NEBF Credit Facility, (i) to allow for the payment of cash as set forth in Paragraph 1(a), above, to the holders of the New Preferred Stock, (ii) to extend the maturity of the NEBF Credit Facility to March 15, 2002 and (iii) to release from the collateral pledged as security to the NEBF the Company's trade account receivables (but not license or royalty payments or similar type payments) and, potentially the Company's inventories, upon certain financial targets, to be agreed between the Company and the NEBF, being obtained. Upon reaching such agreement, such trade account receivables, and potentially, the Company's inventories, may be used as collateral with other lenders for future borrowings. The NEBF's conversion right shall be at the rate of $1.00 for each share of Common Stock; provided, however, that such rate shall be reduced to the conversion rate of the new Preferred Stock to the extent that the conversion rate of the New Preferred Stock is decreased below $1.00.

4. CONDITIONS. The obligations of the Company to effect the Restructuring will be conditioned upon (i) approval by the Board of Directors of the Company of the Restructuring, (ii) approval by the holders of a majority of the outstanding shares of Common Stock, at a duly convened meeting of stockholders of the Company, of the Restructuring, including, without limitation, one or more reverse stock splits necessary to increase the authorized number of shares of Common Stock available to the Company to effect the Restructuring,
(iii) approval by the holders of a majority of the outstanding shares of Series A Preferred Stock of the Restructuring at a duly convened meeting of stockholders of the Company or by action by written consent, (iv) the termination with prejudice of all litigation in effect at the Closing (as

                                 Page B-3
defined in Paragraph 5, below) between any of the parties signatory hereto (or their respective affiliates, associates, stockholders, partners, members or other related parties), on the one hand, and the Company and its officers, directors, affiliates, associates, stockholders, partners, members or other related parties, on the other hand, (v) execution of appropriate definitive documentation, and (vi) other customary closing conditions. In addition, the obligations of the Company and each other party signatory hereto to effect the Restructuring shall be conditioned upon each of the transactions contemplated by the Restructuring being effected simultaneously.

5. TIMETABLE. Set forth below is an estimated timetable for completion of the Restructuring:

     March 1 Conditional approval of the Restructuring by a majority of Series A Preferred Stockholders, DFA and the NEBF by execution of this letter of intent

     March 1            Approval of the Restructuring by the Company's
                        Board of Directors

     March 2 Refiling of an amended Proxy Statement with the SEC describing the Restructuring

     April 7 - 14       Meeting of holders of Common Stock to approve
                        Restructuring

     April 7 - 14       Meeting of, or action by written consent by, the
                        Series A Preferred Stockholders to approve the
                        Restructuring

     April 14 - 23      Closing of the Restructuring

     April 23 - May 3   Filing of a registration statement with the SEC for
                        Common Stock to be issued in connection with the Restructuring

As used herein, the term "Closing Date" shall mean the date on which the closing of the Restructuring (the "Closing") shall occur.

6. STOCKHOLDERS' MEETING. Following the approval of the Board of Directors of the Company of the Restructuring, the Company will promptly (i) prepare and file the required proxy materials with the SEC, (ii) mail copies of the required proxy materials to the Company's stockholders in accordance with applicable law and the Company's bylaws and (iii) schedule and hold meetings of holders of Common Stock and Series A Preferred Stock to vote on the Restructuring.

7. BEST EFFORTS. The Company and the other parties to this letter of intent (together, the "Parties") will use their best efforts to give effect to the Restructuring and will cooperate with each other to the fullest extent in the preparation of all necessary documentation and in obtaining all necessary consents, approvals and releases from third parties. The Parties will use their best efforts meet the timetable set forth in Paragraph 5 hereof and to take all steps necessary to permit the Closing to take place no later than April 23, 1999.

                                 Page B-4

8. NO ISSUANCE OF ADDITIONAL SECURITIES. The Parties agree that until such time as this letter of intent is terminated, the Company will not, and will not be obliged to, issue any shares of capital stock, including, without limitation, Common Stock, or options, rights or securities to acquire any shares of capital stock, including, without limitation, Common Stock, to any person, except as contemplated by the Restructuring.

9. PUBLIC DISCLOSURE. Except as otherwise required by law or the rules of the NASD, a Party shall not make a public announcement of the transactions contemplated by this letter without the prior written approval of the other Parties, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, the Company will be entitled to issue such press releases as may be necessary or appropriate in the sole judgment of management of the Company without the consent of any other Party.

10. TERMINATION. This letter of intent may be terminated and the Restructuring may be abandoned or terminated at any time by mutual agreement of all the Parties or at the option of the Company. This letter of intent shall terminate automatically if the Closing shall not have occurred on or prior to April 23, 1999.

11. NATURE OF THIS LETTER. The Company and each recipient hereof understands and agrees that this letter is not and shall not be deemed to be an offer or the solicitation of offers to purchase or sell any securities of the Company. Each recipient of this letter acknowledges that the existence and content of this letter are non-public information with respect to the Company and subject to all applicable rules of the Securities Exchange Act of 1934. It is understood that this letter of intent merely constitutes a statement of our mutual intentions with respect to the Restructuring, does not contain all matters upon which agreement must be reached in order for the Restructuring to be consummated and, therefore, does not constitute an obligation binding on any Party. Notwithstanding the foregoing, the provisions of Paragraph 8, Paragraph 9, Paragraph 10, and this Paragraph 11 are agreed to be fully binding on the Parties upon execution of this letter of intent and shall survive the termination of this letter of intent unless and until they are superseded by another agreement between all Parties. This letter of intent shall be governed by the laws of the State of New York, without regard to applicable principles of conflict of laws. This letter of intent may be executed in two or more counterparts, each of which shall constitute an original and all of which shall constitute one and the same instrument.

                                 Page B-5

If the foregoing accurately summarizes our understanding, we request that the recipient approve of this letter of intent and evidence such approval by causing the enclosed copy of this letter of intent to be signed on behalf of the recipient, dated and returned to the undersigned.

RAMTRON INTERNATIONAL CORPORATION


By: /S/ L. David Sikes
Name:  L. David Sikes
Title:   Chairman and CEO

ACCEPTED AND AGREED TO ON THE DATE SET FORTH HEREUNDER:

SERIES A PREFERRED STOCKHOLDERS


By:----------------------
Name:--------------------
Title:-------------------    Date:------------


DIMENSIONAL FUND ADVISORS, INC.



By:----------------------
Name:--------------------
Title:-------------------    Date:------------


NATIONAL ELECTRICAL BENEFIT FUND


By:----------------------
Name:--------------------
Title:-------------------    Date:------------

                                 Page B-6

                                  SCHEDULE I

                        SERIES A PREFERRED STOCKHOLDERS

Mr. Alexander L. Cappello              Mr. Robert J. Schiller, Jr.
1299 Ocean Avenue, Suite 306           Fayerweather Associates
Santa Monica, CA  90401                Cambridge, MA  02138

Mr. Alfred Romano                      Mr. Gerard K. Cappello
4 Wagon Wheel Lane                     1299 Ocean Avenue, Suite 306
Dix Hills, NY  11746-5017              Santa Monica, CA 90401

Mr. Richard Farber                     Mr. Jerry Kaplan
Kayne Anderson Non-Traditional         150 Vanderbilt Motor Parkway, Suite 311
Investments, L.P.                      Hauppauge, NY 11788
1800 Avenue of the Stars
2nd Floor
Los Angeles, CA  90067

CC Investments, LDC                    Mr. Jonathan Glaser
c/o  Mr. John Ziegelman                JMG Capital Partners, L.P.
Castle Creek Partners                  1999 Avenue of the Stars, Suite 2530
77 W. Wacker Drive, Suite 4040         Los Angeles, CA  90067
Chicago, IL  60601

Mr. Mark S. Zucker                     Ms. Ann Nicholson
Anvil Investment Partners, L.P.        KEYWAY Investments, Ltd.
100 Wilshire Blvd, 15th                19 Mount Havelock
Santa Monica, CA  90401                Douglas, Isle of Man 1M1 2QG
                                       United Kingdom
Mr. Crisostomo B. Garcia, Trustee      and   Gregory W. Murphy
Crisostomo B. Garcia Trust                   Martin Peters
   Dated 6/8/93
P.O. Box 9248
17950 Circa Oriente
Rancho Santa Fe, CA  92067

Mr. Douglas A. Gerrard                 Mr. Lawrence K. Fleischman
Deere Park Capital Management, LLC     Laredo Capital Partners
40 Skokie Boulevard, Suite 110         150 Vanderbilt Motor Parkway, Suite 311
Northbrook, IL  60062                  Hauppauge, NY  11788

Mr. Earl E. Gales, Jr.                 Lawrence Kaplan and Helaine Kaplan, JT
5933 W. Century Blvd, Suite 1000       17 Riverview Terrace
Los Angeles, CA  90045                 Smithtown, NY  11787

Mr. Real A. Rouillard                   Mr. Joseph M. Fitzgerald
1979 Memorial Drive                     1530 Touraine Drive
Chicopee, MA  01020                     San Jose, CA  95118

                                 Page B-7

Mr. Lawrence K. Fleischman             Mr. George R. Wong
LICAP Partners                         3834 Rawhide Road
150 Vanderbilt Motor Parkway           Rocklin, CA  95677
Suite 311
Hauppauge, NY  11788                   Mr. Ansel A. Slome
                                       SIL Nominees, Ltd.
Ms. Lisa G. Shine                      c/o Slome Capital Corporation
2910 Neilson Way, #602                 1888 Century Park East, Suite 1108
Santa Monica, CA  90405                Los Angeles, CA  90067

Ms. Loretta Hirsh Shine                Mr. Stanley A. Kaplan
5301 Aldea Avenue                      4 Spinning Wheel Lane
Encino, CA 91316                       Dix Hills, NY  11746

Nancy A. Aossey                        Mr. Jonathan Glaser
1807 Camden Avenue #2                  Triton Capital Holdings, Ltd.
Los Angeles, CA  90025                 1999 Avenue of the Stars, Suite 2530
                                       Los Angeles, CA  90067
Mr. Richard Farber
Offense Group Associates, L.P.         Mr. Brian Ladin
1800 Avenue of the Stars,              ELARA Ltd.
2nd Floor                              16101 LaGrande Drive, Suite 100
Los Angeles, CA  90067                 Little Rock, AR  72223

Mr. Paul Rajewski
7 Country Meadow Road
Rolling Hills Estates, CA 90274

Mr. Peter J. Cocoziello
1545 State Highway 206, Suite 100
Bedminster, NJ  07921

Mr. Ronald H. Means
2195 Holiday Pines Lane
Camarillo, CA  93012

                                 Page B-8

                                   EXHIBIT A

                   11% REDEEMABLE CONVERTIBLE PREFERRED STOCK

Issuer:                       Ramtron International Corporation

Securities to be Offered:     Maximum of 10,456 shares (the "Shares") of
                              Redeemable Convertible Preferred Stock, par value $.01 per share, (which includes accrued dividends through February 15, 1999) plus any additional shares of such stock issued from time to time in lieu of cash dividends (the "New
                              Preferred Stock"). The Shares shall be issued in exchange (the "Exchange") for outstanding
                              Series A Convertible Preferred Stock of the
                              Company.

Liquidation Preference:       $1,000 per share, plus accumulated and unpaid
                              dividends.

Conversion:                   1,000 shares of Common Stock per share of New
                              Preferred Stock ($1.00 per share of Common
                              Stock).

Exchange Rights (Cash):       At any time prior to April XX, 1999, the New
                              Preferred Stock shall be exchangeable at the option of the holder for cash in amount equal to 50% of the face value of the New Preferred Stock plus all accrued but unpaid dividends on the Series A Preferred Stock, up to an aggregate amount of $6.4 million face value and accrued and unpaid dividends. If, in the judgment of the Board of Directors of the Company, the Company's financial condition and results of operations permit the Company to permit the exchange for cash of more than $6.4 million face value (plus accrued dividends) of the New
                              Preferred Stock, the terms of the New Preferred
                              Stock will permit the exchange for cash of up to $8.0 million face value (plus accrued and unpaid dividends) of the New Preferred Stock. To the extent that holders of Series A Preferred Stock desire to exchange in the aggregate a greater face value (plus accrued and unpaid dividends) of the New Preferred Stock than is permitted under the terms of the New Preferred Stock, New
                              Preferred Stock will be accepted for exchange by the Company for cash on a pro rata basis based upon the aggregate face value (plus accrued and unpaid dividends) of the New Preferred Stock tendered for exchange.

                                 Page B-9

Exchange Rights
(Common Stock):               At any time prior to April XX, 1999, the New
                              Preferred Stock shall be exchangeable at the option of the holder for shares of Common Stock, par value $.01 per share, of the Company (the
                              "Common Stock") at an exchange ratio of $.75 face value of New Preferred Stock per share of Common Stock plus accrued and unpaid dividends.

Optional Redemption:          The New Preferred Stock is redeemable, at the
                              option of the Company and subject to the consent of its lenders, in whole or in part, at any time on or after April 15, 2000 at an amount equal to its liquidation preference plus, without duplication, accumulated and unpaid dividends to the date of redemption.

Mandatory Redemption:         The Company is required, to redeem all of the
                              New Preferred Stock outstanding on April 15,
                              2002 at a redemption price equal to 100% of the liquidation preference thereof, plus, without duplication, accumulated and unpaid dividends to the date of redemption.

Dividends:                    At a rate equal to 11% per annum of the
                              liquidation preference per share, payable semi-annually. Prior to April 15, 2000, all dividends will be paid in New Preferred Stock.
                              After April 15, 2000, dividends may be paid, at the Company's option, on any dividend payment date, either in cash or by the issuance of additional shares of New Preferred Stock (and payment of cash in lieu of fractional shares) having an aggregate liquidation preference equal to the amount of such dividends. In the event that after April 15, 2000, dividends are paid in additional shares of New Preferred Stock the dividend rate will increase by 2% for such dividend payment period. In the event that a registration statement is not effective within 130 days after April XX, 1999 with respect to the Exchange Rights (Cash) and the Exchange
                              Rights (Common Stock) described above, the New
                              Preferred Stock shall accrue dividends from and after the end of such 130 day period at a rate of 18% per annum until such time as the registration statement is declared effective.

                                 Page B-10

Dividend Payment Date:        April 15 and October 15 commencing October 15,
                              1999.  Cash dividends are payable beginning
                              April 15, 2000.

Voting: The New Preferred Stock will be non-voting, except as otherwise required by law and except in certain circumstances described herein, including (i) amending certain rights of the holders of the New Preferred Stock and (ii) the issuance of any class of equity securities that ranks pari passu with or senior to the New Preferred Stock other than certain additional shares of New Preferred Stock.

Ranking: The New Preferred Stock will, with respect to dividend rights and rights on liquidation, winding-up, and dissolution of the Company, rank senior to any classes of Common Stock. The New Preferred Stock will rank senior to any subsequent issue of other preferred stock.

Certain Restrictive
Provisions:                   Pursuant to the Preferred Stock Exchange Offer
                              Registration Rights Agreement (to be defined), the Company must use its best efforts to file and cause to become effective as of the Exchange
                              Date (as defined) a registration statement for Common Stock of the Company issuable upon exchange or conversion of the New Preferred
                              Stock.

                                 Page B-11